SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 13, 2019

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 2 to the Registration Statement on

Form N-1A of BlackRock ETF Trust (the “Trust”) relating to

BlackRock U.S. Equity Factor Rotation ETF (the “Fund”)

Dear Ms. Brutlag:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund.

The Amendment is being filed pursuant to Rule 472 under the Securities Act.

The Amendment is being filed for the purpose of responding to the comment provided by Ms. Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call that occurred on March 12, 2019. We have discussed the Staff’s comment with representatives of the Trust. For convenience, the Staff’s comment is restated below, and the Trust’s response to the Staff’s comment is set out immediately under the restated comment. In addition, the Amendment is being filed to (i) include audited financial statements for the Fund, (ii) complete certain information related to the Fund’s portfolio managers, and (iii) file additional exhibits to the Fund’s Registration Statement.

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Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 13, 2019

Prospectus: Principal Risks of Investing in the Fund

Comment 1: After further discussion within the Staff regarding the Staff’s comment provided on January 31, 2019 regarding the order of the principal risk factors in the Fund’s Prospectus, the Staff requests that the Fund move certain of the more prominent or significant risks of investing in the Fund to earlier in the principal risk factor disclosure in the Fund’s Prospectus.

Response: In response to the Staff’s comment, the Fund has moved certain of the risk factors that it currently considers more prominent and/or significant principal risks of investing in the Fund to earlier in the risk factor disclosure in the Fund’s Prospectus.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Dean Caruvana

John A. MacKinnon